Exhibit 17.2-----Resignation of Manfred Sternberg.

October 28, 2009
VIA EMAIL and HAND DELIVERY
TO THE BOARD OF DIRECTORS OF BLUEGATE:

I hereby resign my position on the Board of Directors of Bluegate effective immediately.

 Demand is hereby again made to repay me all monies owed by Bluegate, Steve Sperco and Charlie Liebold.

I will be maintaining my office in the Suite 600 and 640 in accordance with my agreement with Bluegate.

Sincerely,

/s/ Manfred Sternberg
Manfred Sternberg